UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of May, 2017

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant's name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-192720 and Form F-3 Registration Statement File No. 333- 214816.

The following exhibit is attached:

99.1
News Release: Kamada Presents Updated Data from Phase 2 Clinical Trial of Inhaled Alpha-1-Antitrypsin for Treatment of Alpha-1 Antitrypsin Deficiency at 2017 American Thoracic Society International Conference

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 24, 2017	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1

News Release: Kamada Presents Updated Data from Phase 2 Clinical Trial of Inhaled Alpha-1-Antitrypsin for Treatment of Alpha-1 Antitrypsin Deficiency at 2017 American Thoracic Society International Conference